Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December 23 2015 Common Preferred shareholders voted as indicated below:

PIMCO California Municipal Income Fund

Re election of Alan Rappaport Class I to serve until
the annual meeting for the 2018 fiscal year
Affirmative   Withheld Authority
16763893      294387
Re election of Hans W. Kertess* Class I to serve
until the annual Meeting for the 2018 fiscal year
4495          174
Re election of William B Ogden IV Class I to serve
until the annual Meeting for the 2018 fiscal year
16742617      315663

The other members of the Board of Trustees at the time of the meeting namely Messrs James A Jacobson, Bradford K GallagherJohn C Maney and Craig A Dawson and
Ms Deborah A DeCotis continued to serve as Trustees of the Fund

*Preferred Share Trustee